FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2010

PETROBRAS ENERGIA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGÍA S.A.

Buenos Aires, March 23, 2010 – Petrobras Energía S.A. (Buenos Aires: PESA) informs that at the meeting held on March 18, 2010, the Company’s Board of Directors considered and resolved to accept the resignations submitted by José Fernando de Freitas and Décio Oddone da Costa from their respective positions as Regular Directors and by André Lima Cordeiro from his position as Alternate Director, all effective as of that date, since new responsibilities were assigned to them within the Petrobras System.

In addition, it was stated that such resignations were not fraudulent or submitted without due notice and do not affect the regular performance of the Company´s Board of Directors. It was also stated that the resigning directors have no claims whatsoever against the Company, its Directors and Shareholders.

On account of the vacancies occurred, Alternate Directors José Carlos Vilar Amigo and Carlos Alberto da Costa took over as Regular Directors replacing José Fernando de Freitas and Décio Oddone da Costa, respectively.

Moreover, it was stated that, notwithstanding the vacancies occurred in the positions of Alternate Directors which should be filled considering the independent and exclusive nature each Alternate Director has with respect to the respective Regular Director and as resolved at the Shareholders’ Meeting held on March 27, 2009, the appointment of Alternate Directors was not considered necessary given the proximity of the General Regular Shareholders’ Meeting to be held on March 26, 2010.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA S.A.

Date: 04/13/2010

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney